ANTAGA INTERNATIONAL CORP

4405 Powell Ave

Montreal, QC Canada H4P 1E5

Phone: (514) 967-4372

March 31, 2011

Ms. Janice McGuirk and Mr. David Link

Division of Corporate Finance

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Antaga International Corp

                    Registration Statement on Form S-1

                    Filed on: October 22, 2010

                    File No. 333-170091

Dear Ms. McGuirk and Mr. Link:

We received your letter dated November 18, 2010, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 22, 2010:

General

1. Please provide the information required by Item 502(b) of Regulation S-K with respect to the Dealer Prospect Delivery Obligation.

The information required by Item 502(b) of Regulation S-K with respect to the Dealer Prospect Delivery Obligation has been provided.

Prospectus Cover Page

2. Please state that the shares will be offered at the “fixed price” of $0.02 per share. Please also revise “Plan of Distribution” section as well.

We have revised Prospectus Cover Page as well as “Plan of Distribution” section to state that the shares will be offered at the “fixed price” of $0.02 per share:

“The selling shareholders will sell our shares at the fixed price of $0.02 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.  We determined this offering price arbitrarily by adding a $0.01 premium to the last sale price of our common stock to investors.  This offering is priced at the time of the commencement of the offering and must remain offered at such price during the entire duration of the offering until and unless the security is subsequently listed on an exchange or is listed by a market maker on the OTC BB. Currently the company is not so listed and there is no assurance that the stock will ever be so listed.”

Summary

3. We note your statement that “we may need additional funds to operate our business for the next twelve months…” We also note that you plan on spending $20,000 in operations during the next twelve months and you have $22,335 in total assets. We note your statement in the Plan of Operation section that “we… are dependent upon obtaining financing to continue with our business plan.” It appears to us that the company will need additional funds to operate for the next twelve months in light of its financial situation. Please revise or advise.

We have revised our statement in the prospectus Summary:

“We intend to commence business operations in nutritional supplements distribution. To date, we have not had any business operations other than the development of a business plan and executing of sponsorship agreement with a fighter as well as obtaining an oral agreement with our supplier, MVP Biotech. We are a development stage company. We cannot state with certainty whether we will achieve profitability. We do not have revenues or operations; we have minimal assets and have incurred losses since inception. Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. We are not raising any money in this offering. We will be able to continue operations for the next twelve months with currently available resources.”

We have revised our statement in the Plan of Operation section:

“We have not attained profitable operations. Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months.”

Risk Factors

4. It would appear that a risk factor should be added to address the company’s not having any contact or operating experience in Scandinavia where the company plans to conduct its business. Please revise or advise.

We have added a following risk factor:

“BECAUSE WE HAVE NO ANY BUSINESS CONTACT OR OPERATING EXPERIENCE IN SCANDINAVIA WHERE WE PLAN TO CONDUCT OUR BUSINESS, OUR BUSINESS HAS A HIGH RISK OF FAILURE.

We plan to distribute our products in Canada and in Scandinavian Europe, such as Sweden, Finland, Denmark, and Norway. We have no any business contacts or operating experience in Scandinavia, therefore there is no assurance that we will operate profitably. If we cannot generate sufficient revenues our business will fail.”

 Because we will distribute our product overseas… page 7

5. We note your statement that “we will export our entire product overseas.” We also note your disclosure in the Business section that states you plan on distribution your products in Canada and in Scandinavian Europe. Please revise your statement as appropriate.

We have revised our statement as follows:

“Our plan is to distribute the product in Canada and in Scandinavian Europe, such as Sweden, Finland, Denmark, and Norway. Therefore, we will export our products overseas. Because we will export our products to Europe and deliver them directly to our customers, we believe that disruptions in shipping deliveries may have a greater effect on us than on competitors who manufacture and warehouse products in Europe. Deliveries of our products may be disrupted through factors such as:

     (1)  raw material shortages, work stoppages, strikes and political unrest;

     (2)  problems with ocean shipping, including work stoppages and shipping container shortages;

     (3)  increased inspections of import shipments or other factors causing delays in shipments; and

     (4)  economic crises, international disputes and wars.

Most of our competitors warehouse products they export overseas, which allows them to continue delivering their products for the near term, despite overseas shipping disruptions. If our competitors are able to deliver products when we cannot, our reputation may be damaged and we may lose customers to our competitors.”

Because management has no experience… page 7

6. Please revise your initial sentence to make clear that the company’s sole officer and director has no experience in the nutritional supplements distribution business as indicated in the risk factor itself and elsewhere in the prospectus.

We have revised our initial sentence in the risk factor and elsewhere in the prospectus as follows:

“Our sole officer and director has no experience in the nutritional supplements distribution business.  In addition, we do not have any employees with experience in this business sector. As a result, we  may  not  be able  to recognize and take advantage of product,  related service and market  trends  in  the  sector  and  we  may be  unable  to accurately predict consumer demand.  In addition, our director’s decisions and choices may not   be well thought out and our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

Selling Shareholders, page 10

7. Please add a statement beneath the selling shareholder table to indicate whether or not Eve-Lyn Parrik is related to the company’s president, Georgi Parrik, in any manner.

We have added a statement beneath the selling shareholder table to indicate that Eve-Lyn Parrik is a sister of the company’s president, Georgi Parrik:

“Our sole director and officer, Georgi Parrik is related to the following shareholder:

Eve-Lyn Parrik -  sister”

Interest of Named Experts and Counsel, page 14

8. Please revise to identify the law firm who is giving the legality opinion.

We have revised to identify the law firm who is giving the legality opinion:

“The Law Offices of Stepp Law Corporation has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus.

The financial statements included in this prospectus and the registration statement have been audited by Ronald R. Chadwick, P.C. (PCAOB Registered)   to the extent and for the periods set forth in their report appearing elsewhere in this document and in the registration statement filed with the SEC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.”

Description of Business

General, page 14

9. Please include the statement, “It is likely that we will not be able to achieve profitability and will have to cease operations due to the lack of funding…” in the Summary section of the prospectus.

We have previously revised our statement in the prospectus Summary that we will be able to continue operations for the next twelve months with currently available resources. Therefore, we revised the statement in the “General” section of the Description of Business to include the statement “We cannot state with certainty whether we will achieve profitability…” from the Summary section of the prospectus:

“We were formed as a corporation pursuant to the laws of Nevada on June 10, 2009. We have not started operations. To date, we have primarily been involved in organizational activities and the execution of an oral distributer agreement with our supplier, MVP Biotech and a written sponsorship agreement with a fighter.  Our plan of operation is forward-looking and there is no assurance that we will ever begin operations. We are a development stage company and have not earned any revenue. We cannot state with certainty whether we will achieve profitability. We maintain our statutory registered agent's office at 5348 Vegas Drive, Las Vegas, NV 89108 and our business office is 4405 Powell Ave, Montreal, QC Canada H4P 1E5. Our telephone number is (514) 543-3903.”

10. Address the sources and availability of raw materials used in making the company’s anticipated nutritional supplement products.

We have added the following discussion:

Raw Materials for Nutritional Supplements

Raw materials used in making the company’s anticipated nutritional supplement products are purchased worldwide with the assurance that they meet all required specifications. Prior to be released for production, the raw materials are tested to insure that they meet applicable specifications by approved external analysis lab All raw materials have a certificate of compliance, a document certifying that the manufacturing site complies with Good Manufacturing Practices (GMP) standards. promulgated by the US Food and Drug Administration.  All the raw materials are of high availability

11. We note that the company has an oral agreement with one supplier and that initially, “… we plan to purchase substantially all of our products from MVP…” Please discuss why the company has not entered in to a written definitive agreement given its dependence on this sole source for its products.

We have added the following discussion:

We have not in to a written definitive agreement with our supplier, as MVP Biotech, generally does not enter into written agreements with suppliers who have not purchased a minimum of 2000 units of their product. In order to receive a written agreement with our supplier with its Seal of approval we need to purchase at least 2000 units of our supplier’s product.

12. Please expand your description of business in adequate detail how the company, headquartered in Canada, plans to conduct its business of distributing products in Sweden, Finland, Denmark, and Norway. We note that the company plans to hire one salesman in Sweden and one in Finland during the fourth quarter following the filing of registration statement, and will be looking for sales representatives “who have contact or working in the industry of nutritional supplements.” Does the company plan to conduct all of its business on-line and mail the product directly from Canada, or will warehouse space be rented in Scandinavia, or otherwise? Please fully describe your business plans.

We have disclosed the following:

Our plan is to ship our product directly from Canada to our customers who order our product in Europe. Our European clients will be able to place orders online through our website or order through our European sales representatives. We do not have any plans to rent warehouse space in Scandinavia at this time.

13. Please describe in adequate details how your business will be set up to distribute the product in Canada.

We have added the following discussion:

We plan to distribute our products in Canada via online orders, deliver them by mail or directly to our clients. We will maintain a mini distribution center at the company office for the products which will be ordered online by having about 5 units of each type to be shipped immediately to the clients. When our product will be close to be out of stock, we will order more of it from the manufacturer.

14. Revise to address the competitive conditions in your industry and the company’s competitive position in the industry. Also address the methods of competition.

We have added the following disclosure:

Competition

Our  competitors vary  by product line, customer classification and geographic market.  The principal competitive factors in  our industry are pricing and availability of product, service and delivery capabilities, ability to assist with problem-solving, customer relationships, geographic  coverage and breadth of product offerings. The completion level is intense, there are numerous well established companies.  We compete with many local, regional and national and international nutritional supplement distributors  and  dealers. They distribute through mega stores such as Popeye's, Bulk supplements, Befit supplements, Supplements Canada, and others. Also, our competitors sell products in large supermarkets, grocery stores, online stores, gyms and use various marketing strategies.  In  addition,  some  product manufacturers  sell and distribute their products directly to our customers, and the volume of such  direct  sales  could  increase  in  the future. Most  of our competitors have greater financial resources and may be able to withstand sales or price decreases better than  we can.  We also expect to continue to face competition  from  new  market entrants.  We may  be  unable  to  continue  to compete effectively with these existing or new competitors, which could have a  material  adverse effect on our financial condition and results of operations.

15. We note from MVP Biotech’s website that there are Canadian on-line distributors and numerous stores in Canada. Please describe how the company plans to compete with these established entities.

We have added the following discussion:

MVP Biotech products are distributed by many companies and numerous stores in Canada. We plan to take a small share of market in Canada. Our plan is to use helpful customer service, and personal acquaintances of our president to sell our product.  We will continue to search for young Canadian athletes to sponsor our product. We will also promote our product through word of mouth and use internet promotion tools on Facebook and Twitter to advertise our company.

Types of our nutritional supplements, page 15

16. We note reference such as “Research has shown…”, “Studies have also shown…”, and “There is a strong belief that…” relating to descriptions of supplements you intend to distribute. Please provide the specific source or basis for the statements or delete them.

We have deleted these statements.

Agreement with our supplier, page 16

17. We note your statement that “we have a verbal agreement with a MVP biotech company” and “we have an agreement with the MVP supplier…” Please clarify who the company has an oral agreement with.

We have clarified that we have a verbal agreement with MVP Biotech Inc.

18. The statement, “In order to get the highest available discount we will be required to order over 2000 units of product at once and prepay the order” is noted. Please disclose the estimated cost of an initial order.

We have disclosed the estimated cost of an initial order:

To receive the maximum discount from our supplier, we will be required to order over 2000 units of product and prepay the order. Such order cost would be approximately 60000$. Regular priced orders can be of any size. Our first order size will depend on demand and will range approximately between 100-200 units and cost approximately between 5000$ to 8000$. We are not likely to receive the maximum discount for our first order.

19. Here or in another appropriate section, disclose the location where the product will be maintained once the company has paid for them, pending shipment to their final destination. Does Mr. Parrik anticipate having the product delivered to the company’s office where they will then be shipped out to customers? Are the products shipped directly from the manufacturer? Revise to clarify you product distribution methods.

In response to this comment the company has added the following discussion:

For all large orders, product will be shipped directly from manufacturer to the customer or store/gym. For all small and private orders that will be ordered online the product will be delivered to the company’s office and shipped from there to its final destination. Such order will be shipped by mail and depending on the service asked by buyer, it will be shipped by expedite mail or regular mail.

20. It appears that you have entered into an oral agreement with MVP Biotech. Revise to address all the material terms of your oral agreement with MVP Biotech. Since the company is party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, you must provide a written description of the contact as an exhibit to the registration statement. We may have further comment.

We added revised the description to disclose the following material terms:

Duration and Termination: There is no specific duration to our verbal agreement, any party can terminate the agreement at anytime verbally.

Product description and pricing: MVP provided us with a price list that includes all of the products being sold by MVP biotech and 12 levels of discount percentage from wholesale price, which is based on the amount of order units.

Monetary limits: We do not have any set minimum quantity purchase requirements.

Shipping: We are responsible for the product from picking it up from our supplier’s warehouse to the final destination, meaning we will pay all transport fees, taxes, customs and other expenses that might occur.

Our Supplier, page 16

21. We note your statement that “this enables us to prepare products beyond sports supplements.” Revise your statement to clarify that MVP Biotech’s NHP license allows MVP Biotech to prepare products beyond sport Supplements.

We have revised our statement to clarify that MVP Biotech’s NHP license allows MVP Biotech to prepare products beyond sport Supplements:

“MVP BIOTECH® holds a Natural Health Product (NHP) Site License issued by Health Canada. The Natural Health Product Directorate (NHPD) is the regulating authority for sale of Natural Health Products in Canada. MVP BIOTECH’s NHP license allows MVP BIOTECH to prepare products beyond sport Supplements. Products such as Herbal Medicines, vitamins, minerals, amino acids, essential fatty acids, probiotics and a combination of them can now be manufactured in MVP BIOTECH® licensed GMP certified facility.”

22. We note your reference to MVP Biotech meeting all of the FDA requirements to ship products to the USA. We note you indicated that you will be selling your product in Canada and Europe. Advise us why you include the reference to meeting all of the FDA requirements. We may have further comment.

As we will be selling our product in Canada and Europe, we have deleted our reference to meeting all of the FDA requirements.

Target market, page 17

23. Revise to clearly address the company’s marketing plans. How will your products be marketed in Canada and Europe? Specifically address whether the company has conducted any market studies in either Canada or Europe?

We have revised to include the following:

We have not conducted any market studies in either Canada or Europe. Currently we are in the process of contacting nutritional supplement companies to try to establish working relationships. Our marketing plans are:

Canada:  We will use helpful customer service, and personal acquaintances of our president to sell our product.  We will continue to search for young Canadian athletes to sponsor our product. We will also promote our product through word of mouth and use internet promotion tools on facebook and twitter to advertise our company

Europe:  We will advertise through our website and on related domestic sport websites. We will also advertise on the radio, billboards and in local newspaper.

24. The final paragraph is noted, particularly the idea that “traditional consumers will require more effective, targeted sports nutrition product.” To the extend known, please briefly address the company’s plans in addressing this market trend.

We have revised to include discussion of addressing the market trend:

We will strife to provide each consumer with a detailed description of the product and counselling to help them select the product which is best suited to meet their goals.

Sponsorship Agreement, page 18

25. We note a summary of the terms of this agreement. Please revise to address the material terms of this agreement including the duration of the agreement. Identify the fighter the company has a sponsorship agreement with and their sport. Expand your discussion to disclose whether there is a monetary limit per month or per year, associated with the “continual supply of health supplements and clothing listed” to be provided to the fighter or add disclosure of the limitation set forth in Exhibit A to the Sponsorship Agreement.

We have expanded our discussion to include the fighter’s name and sport and included disclosure of the following material terms: duration, and limitations.

Compliance with Government Regulation, page 18

26. Please provide specificity with respect to the regulations, rules and directives referred to as they could possibly affect this company. Address in detail the effect of existing or probable governmental regulations on your planned nutritional supplements business.

We have disclosed that our planned nutritional supplement business is affected by the following regulations:

In Canada:

Health Canada regulates quality and labeling of nutritional supplements such as ours. All products require a Natural Health Product (NHP) License issued by The Natural Health Product Directorate (NHPD), the regulating authority for sale of Natural Health Products in Canada.  Obtaining a license requires submitting detailed information on the product to Health Canada, including: medicinal ingredients, source, potency, non-medicinal ingredients and recommended use. Once a product has been assessed and granted market authorization by Health Canada, the product label will bear an eight digit product license number. This number on the label will inform consumers that the product has been reviewed and approved by Health Canada for safety and efficacy. The product of our current supplier has such license; therefore we do not need to apply for it to distribute their product in Canada.

In Europe:

A “competent national authority” of each member state of European Union is in charge of regulating the nutritional substance business. We are currently in contact with the following organization to see if what certifications/approval is needed if any to distribute our product there:

National Food Administration of Sweden, and Elintarviketurvallisuusvirasto (Norwegian Food Safety Authority) of Filand.

27. Address the need for governmental approval for the distributing of your planned nutritional supplements. If government approval is required then address the status of the approval within the approval process.

In the answer above we have disclosed:

In Canada, the product of our current supplier has received the government approval required; therefore we do not need to apply for it to distribute their product.

In Europe, a “competent national authority” of each member state of European Union is in charge of regulating the nutritional substance business. We are currently in contact with the following organization to see if what certifications/approval is needed if any to distribute our product there:

National Food Administration of Sweden, and Elintarviketurvallisuusvirasto (Norwegian Food Safety Authority) of Filand.

28. Specifically address any governmental regulation regarding the importation of your products into Europe. Also specifically address the applicable European food and drugs regulation. We may have further comment.

In previous comments we have disclosed:

A “competent national authority” of each member state of European Union is in charge of regulating the nutritional substance business. We are currently in contact with the following organization to see if what certifications/approval is needed if any to distribute our product there:

National Food Administration of Sweden, and Elintarviketurvallisuusvirasto (Norwegian Food Safety Authority) of Filand.

Offices, page 18

29. Clarify whether the company has a lease agreement with Georgi Parrik and if there is no lease agreement any consequences to the company from not having an agreement.

We have clarified that the company does not have a lease agreement with Georgi Parrik. If Mr. Parrik disallows us the use of his facilities at anytime in the future, we will have to find alternative facilities to use as our office which will disrupt our operations.

30. Discuss the suitability and adequacy of the office facilities.

We have included the following discussion: We need to maintain office facilities in order to perform our administrative duties such as: Telephone calls with our clients, use of computer for emails and other computer related work-tasks.

Market for Common Equity and Related Stockholder Matters

Stock Option Grants, page 19

31. Revise to address whether there are warrants to purchase the company’s common stock.

We have revised to address whether there are warrants to purchase the company’s common stock:

“Share Purchase Warrants

We have not issued and do not have any outstanding warrants to purchase shares of our common stock.”

Plan of Operation, page 20

32. Considering you have not generated any revenue and your minimal resources, please revise to disclose how you plan to fund your operation for the next 12 months. Your revised disclosure should clearly explain management’s plan to ensure that you meet your liquidity needs, including obligation under the sponsorship agreement (Exhibit 10.1) and the ramification if such needs are not met. Refer to the guidance in Item 303(b) of regulation S-K and SEC Release 33-8350.

We have added the following disclosure:

We have not generated any revenue to date and it is likely that we will not generate any significant revenue in the next 12 months of our operations. It is likely that we may not be able to meet our business expense demands as well as our obligation under the Sponsorship Agreement with our current cash on hand. In case of shortage of funds in the next 12 months, we plan to fund our operations with loans from our director, Mr. Parrik. Our president has agreed to advance funds of a minimum of $20,000 to us during the course of the next 12 months in order to help pay for our reporting obligations and our business expenses. We did not obtain any contractual commitment or any written guarantee from our president to advance us these funds. We may also fund our operations with additional sale of common stock. If we run out of funds and are not able to obtain loans from Mr Parrik or are not able to sell additional common stock, our business will fail and you will lose your entire investment.

33. Please disclose the source of funds to be used for purchasing the company’s initial order of product.

We have disclosed that we plan to use funds on hand for purchasing the company’s initial order of product except in the case of large orders where we will ask for pre-payment from our customers.

34. It is noted in the descriprion under the initial risk factor, page 6, that the company’s president has “informally agreed to advance us funds”. Please disclose the potential amount of funding that Mr. Parrik may be willing to advance to the company.

We have added the following disclosure:

Our president has agreed to advance funds of a minimum of $20,000 to us during the course of the next 12 months in order to help pay for our reporting obligations and our business expenses. We did not obtain any contractual commitment or any written guarantee from our president to advance us these funds.

35. Indicate whether the company has any external source of liquidity.

The company does not have any external sources of liquidity other than the loans from director as mentioned in question 34.

36. Please revise to provide a more detailed plan of operation and milestones. Discuss with specificity the steps you intend to take in your plan of operation over the next twelve months. In doing so, please identify specific milestones, discuss the estimated costs for achieving these milestones, and provide an anticipated timeframe for completion. Also provide more detailed on the costs involved with each milestone.

We have revised our plan of operations.

37. Include a detailed discussion of the costs and obligation associated with the sponsorship agreement you have entered.

We have included a discussion of the costs and obligation associated with the sponsorship agreement.

38. We note that you plan a more aggressive level of marketing. Please clarify where you plan on marketing you products. Will you market in just Canada, in just Europe or in both Canada and Europe?

We have revised to disclose that our plan on marketing our product in Scandinavian Europe to promote our product. Since MVP brand is already known in Canada, we will rely mostly on personal acquaintances and helpful customer service to sell our product in Canada.

39. Revise to address what your expanses noted in the fourth quarter include.

We have revised to address the expanses in the forth quarter.

Available Information, page 21

40. Please revise to provide the information required by Item 101(h)(5) of Regulation S-K.

We have revised to provide the required information.

Biographical Information, page 21

41. Please clarify the reference to “entertainment” company and “entertainment machines”.

We have revised to explain that Punchline Quebec Inc., is an operator of coin operated amusement machines.

42. Please provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualification, attributes, or skills that led to the conclusion that each person should serve as a director for the company at the time the disclosure is made.

In response to this comment, the Company has added a following discussion:

Mr. Parrik’s qualifications to serve on our Board of Directors are primarily based on his experience as a business owner, and his interest and experience in the area of nutritional supplements and competitive sports. Mr. Parrik has competed at amateur level in the following sports: boxing, judo, fencing, volleyball, and kayaking.

43. Please revise to address the size of Punchline Quebec, Inc. and clarify its principal business. Also briefly indicate whether Punchline Quebec, Inc. has had revenue and successful operation to date.

We have revised to indicate that Punchline Quebec is a private company consisting of two owners/founders (one of whom is Georgi Parrik) and has 20  amusement machines in operation. From its inception and until present, the company has had revenue which provided living income for its owners.

Security Ownership of Certain Beneficial Owners… page 23

44. The statement beneath the table should be corrected to show the number of shares issued and outstanding is 4,885,000.

We have revised the statement to show the number of shares issued and outstanding is 4,885,000.

Certain Relationships and Related Transactions, page 23

45. Revise to identify Mr. Parrik’s positions with the company.

We have revised to identify Mr. Parrik’s positions with the company:

“On July 21, 2009, we issued a total of 2,500,000 shares of restricted common stock to our sole officer and director, Mr. Parrik for payment of $2,500”.

Financial Statements

General

46. Please provide a currently dated consent from your independent accountant for amendment over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

We have provided a currently dated consent from your independent accountant.

Exhibits

Exhibit 5.1 – Legal opinion of Stepp Law Corporation

47. Please revise you legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

We have revised our legality opinion to indicate required information.

This letter responds to all comments contained in your letter dated November 18, 2010.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via fax or email at:

Attention: Georgi Parrik
Email: antaga@ymail.com

Telephone: (514) 967 4372

Thank you.

Sincerely,

/S/ Georgi Parrik

Georgi Parrik, President